Exhibit 99.1

Contact:	Daniel C. Dunn
Chief Financial Officer
314/771-2400

Allied Healthcare Reports Second Quarter Loss

ST. LOUIS, FEB. 10, 2009 – Allied Healthcare Products Inc. (NASDAQ: AHPI) reported that its net income for the second quarter ending December 31, 2008, declined from about $6,500, or zero cents per share in the prior year period, to a loss of about $436,000, or a negative 6 cents per share, primarily because of lower sales volume in the current year period.

Net sales for the second quarter fell about 8 percent, or almost $1.1 million, to about $12.5 million.  The sales decline reflects two major factors.  The first factor is order timing and order releases for a few major customers.  The second factor is the end of reimbursement payments by Abbott Labs for certain research and development costs incurred by Allied. Abbott made no payments in the second quarter of this fiscal year versus payments totaling $451,000 for the second quarter of last year. Abbott made no payments this year because it had completed its funding agreement with Allied.

For the first half of the fiscal year, Allied net income declined from about $93,500, or 1 cent per share in the prior year period, to a loss of about $227,000, or a loss of about 3 cents per share in the current year period.   Net sales for the first two quarters declined by about 3 percent, or about $750,000, to about $27 million.  Again, $451,000 of the $750,000 decline resulted from the end of reimbursement payments by Abbott.

“Our analysis of first half sales results indicates an anomaly of order and order release timing by long-time customers,” said Earl Refsland, Allied President and Chief Executive Officer.  “We expect these orders to be restored in the second half of the fiscal year.”

Allied is tracking economic changes for effects on its results, Refsland said, but historically its business has not suffered as much as the overall economy in recessions.

The company incurred one-time production, testing and material costs totaling about $420,000 associated with the introduction of new products in the first two quarters.

In the second quarter, prices for commodity materials such as brass and plastics began to decline and cost-reduction efforts on non-commodity materials started to show positive results.  Allied believes that the benefits of these lower costs will further enhance its margins in the second half of the fiscal year.

Allied Healthcare Products, Inc. manufactures a variety of respiratory products used in the healthcare industry in a range of hospital and alternate care settings including sub-acute facilities, home healthcare and emergency medical care.  Allied’s product lines include respiratory care products, medical gas equipment and emergency medical products.  Allied products are marketed to hospitals, hospital equipment dealers, hospital construction contractors, home healthcare dealers and emergency medical products dealers.

 “SAFE HARBOR” STATEMENT: Statements contained in this release that are not historical facts or information are “forward-looking statements.”  Words such as “believe,” “expect,” “intend,” “will,” “should,” and other expressions that indicate future events and trends identify such forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome and future results of operations and financial condition to be materially different than stated or anticipated based on the forward-looking statements. Such risks and uncertainties include both general economic risks and uncertainties, risks and uncertainties affecting the demand for and economic factors affecting the delivery of health care services, and specific matters which relate directly to the Company’s operations and properties as discussed in its periodic filings with the Securities and Exchange Commission. The Company cautions that any forward-looking statement contained in this report reflects only the belief of the Company or its management at the time the statement was made. Although the Company believes such forward-looking statements are based upon reasonable assumptions, such assumptions may ultimately prove inaccurate or incomplete. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.

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ALLIED HEALTHCARE PRODUCTS, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)

	Three months ended,		Six months ended,
	December 31,		December 31,
	2008	2007	2008	2007

Net sales	$12,531,342	$13,626,016	$26,972,353	$27,727,634
Cost of sales	9,821,746	10,714,172	20,761,703	21,648,777
Gross profit	2,709,596	2,911,844	6,210,650	6,078,857

Selling General and administrative expenses	3,400,342	2,932,428	6,583,929	5,975,398
Income (loss) from operations	(690,746)	(20,584)	(373,279)	103,459

Interest income	(18,455)	(38,177)	(49,114)	(78,946)
Interest expense	5,849	-	5,849	-
Other, net	11,112	11,113	23,179	26,263
	(1,494)	(27,064)	(20,086)	(52,683)

Income (loss) before provision for (benefit from) income taxes	(689,252)	6,480	(353,193)	156,142
Provision for (benefit from) income taxes	(253,158)	-	(125,456)	62,597
Net income (loss)	$(436,094)	$6,480	$(227,737)	$93,545

Net income (loss) per share - Basic and diluted	$(0.06)	$0.00	$(0.03)	$0.01

Weighted average common shares Outstanding - Basic	7,901,327	7,883,577	7,896,279	7,883,577

Weighted average common shares Outstanding - Diluted	7,901,327	8,130,901	7,896,279	8,122,607

ALLIED HEALTHCARE PRODUCTS, INC.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

	December 31, 2008	June 30, 2008
ASSETS
Current assets:
Cash and cash equivalents	$4,212,532	$6,149,015
Accounts receivable, net of allowances of $300,000	4,642,668	6,441,683
Inventories, net	13,700,766	12,046,450
Other current assets	495,210	394,975
Total current assets	23,051,176	25,032,123
Property, plant and equipment, net	11,040,808	10,542,573
Goodwill	15,979,830	15,979,830
Other assets, net	697,206	703,328
Total assets	$50,769,020	$52,257,854

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$2,626,340	$2,590,804
Other accrued liabilities	1,900,964	2,960,334
Deferred income taxes	518,489	500,238
Deferred revenue	690,000	690,000
Total current liabilities	5,735,793	6,741,376

Deferred revenue	1,832,950	2,177,500

Commitments and contingencies

Stockholders' equity:
Preferred stock; $0.01 par value; 1,500,000 shares authorized; no shares issued and outstanding	-	-
Series A preferred stock; $0.01 par value; 200,000 shares authorized; no shares issued and outstanding	-	-
Common stock; $0.01 par value; 30,000,000 shares authorized; 10,204,819 and 10,188,569 shares issued at December 31, 2008 and June 30, 2008, respectively; 7,901,327 and 7,885,077 shares outstanding at December 31, 2008 and June 30, 2008, respectively	102,048	101,886
Additional paid-in capital	47,612,958	47,524,084
Retained earnings	16,216,699	16,444,436
Less treasury stock, at cost; 2,303,492 shares at December 31, 2008 and June 30, 2008, respectively	(20,731,428)	(20,731,428)
Total stockholders' equity	43,200,277	43,338,978
Total liabilities and stockholders' equity	$50,769,020	$52,257,854